JH PATRIOT PREMIM DIVIDEND FUND II

SHAREHOLDER MEETING (unaudited)
On March 20, 2003, the Annual Meeting of the Fund was held to elect five Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:
WITHHELD FOR AUTHORITY Charles A. Ladner 14,122,075 220,977 Dr. John A. Moore 14,117,897 225,155 Maureen R. Ford 14,176,535 166,517

The preferred shareholders elected Ronald R. Dion to serve until his respective successor is duly elected and qualified, with the votes tabulated as follows:
741 For and 0 Withheld Authority.

The shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending October 31, 2003, with the votes tabulated as follows: 14,175,132 FOR, 94,861 AGAINST and 73,800 ABSTAINING.